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Exhibit 5.2
Opinion and Consent

                                                               November 12, 1998

The St. Paul Companies, Inc.,
  385 Washington Street,
    St. Paul, Minnesota 55102.

Dear Sirs:

    In connection with the registration under the Securities Act of 1933 (the "Act") of $440,000,000 aggregate principal amount of debt securities (the "Securities") of The St. Paul Companies, Inc., a Minnesota corporation (the "Company"), we, as your special counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

    Upon the basis of such examination, we advise you that, in our opinion, when the Registration Statement has become effective under the Act, the use of the Indenture relating to the Securities has been duly authorized by the Company, the terms of the Securities and of their issuance and sale have been duly established by all necessary corporate action in conformity with the Indenture so as not to violate any applicable law or result in a default under or breach of any agreement or instrument binding upon the Company and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company, and the Securities have been duly executed and authenticated in accordance with the Indenture and issued and sold as contemplated in the Registration Statement, the Securities will constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

    We note that, as of the date of this opinion, a judgment for money in an action based on a Security denominated in a foreign currency or currency unit in a Federal or state court in the United States ordinarily would be enforced in the United States only in United States dollars. The date used to determine the rate conversion of the foreign currency or currency unit in which a particular Security is denominated into United States dollars will depend upon various factors, including which court renders the judgement. In the case of a Security denominated in a foreign currency, a state court in the State of New York rendering a judgement on such Security would be required under Section 27 of the New York Judiciary Law to render such judgement in the foreign currency in which the Security is denominated, and such judgement would be converted into United States dollars at the exchange rate prevailing on the date of entry of the judgement.

    The foregoing opinion is limited to the Federal laws of the United States and the laws of the States of New York and Minnesota and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to all matters of Minnesota law, we have relied upon the opinion, dated November 12, 1998, of Bruce A. Backberg, Chief Legal Counsel of the Company, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Mr. Backberg.

    Also, with your approval, we have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee thereunder, assumptions which we have not independently verified.

    We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the heading "Validity of Debt Securities" in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under
Section 7 of the Act.

                                          Very truly yours,

                                          /s/ SULLIVAN & CROMWELL